UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RayzeBio, Inc.

(Name of Subject Company)

RayzeBio, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75525N107

(CUSIP Number of Class of Securities)

Ken Song, M.D.

President and Chief Executive Officer

RayzeBio, Inc.

5505 Morehouse Drive, Suite 300

San Diego, CA 92121

(415) 693-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh, Esq.

Ben Beerle, Esq.

Rowook Park, Esq.

Carlos Ramirez, Esq.

Cooley LLP

3 Embarcadero Center

San Francisco, CA 94111

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of RayzeBio, Inc., a Delaware corporation (the “Company” or “RayzeBio”), by Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of December 25, 2023 (the “Merger Agreement”), by and between the Company and Parent. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”), to acquire all of the outstanding shares of common stock of the Company, par value $0.0001 per share (the “Shares”), at an offer price of $62.50 per Share in cash, without interest and subject to any required withholding of taxes. If successful, the Offer will be followed by a merger of an acquisition vehicle to be formed by Parent promptly after the execution of the Merger Agreement as a wholly owned subsidiary of Parent (“Purchaser”), with and into the Company (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law, with the Company continuing as the surviving corporation in the Merger.

The information set forth under Items 1.01, 5.02 and 9.01 of the Current Report on Form 8-K filed by the Company on December 26, 2023 (including all exhibits attached thereto and incorporated therein by reference) is incorporated herein by reference.

Additional Information about the Tender Offer and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for information purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities of RayzeBio, nor is it a substitute for the tender offer materials that Purchaser will file with the SEC upon commencement of the tender offer. The solicitation of an offer to sell and the offer to buy shares of RayzeBio’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Purchaser intends to file with the Securities and Exchange Commission (the “SEC”). In addition, RayzeBio will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Stockholders and investors are strongly advised to read these documents when they become available, including the Solicitation/Recommendation Statement of RayzeBio on Schedule 14D-9 and any amendments or supplements thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of RayzeBio on Schedule 14D-9 and related offer materials with respect to the tender offer and the merger, free of charge at the SEC’s website at www.sec.gov or from the information agent that will be named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by RayzeBio under the “Investors” section of RayzeBio’s website at www.rayzebio.com and by Parent at www.bms.com/investors.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the proposed acquisition of RayzeBio by Parent and any statements relating to RayzeBio’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of numerous risks and uncertainties including with respect to the timing of the tender offer and the subsequent merger; the number of shares of RayzeBio’s common stock that will be tendered in the tender offer; legal proceedings that may be instituted related to the Merger Agreement; any competing offers or acquisition proposals; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; and the effects of disruption from the transactions of RayzeBio’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in RayzeBio’s public filings with the SEC from time to time, including RayzeBio’s Quarterly Report on Form 10-Q and Parent’s public filings with the SEC from time to time, including Parent’s Annual Report on Form 10-K for the year ended December 31, 2022 and its subsequent Quarterly Reports on Form 10-Q. RayzeBio’s stockholders and investors are cautioned not to unduly rely on these forward-looking statements. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, each of RayzeBio and Parent expressly disclaims any intent or obligation to update or revise publicly these forward-looking information or statements.